UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Brookfield Homes Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
112723 10 1
(CUSIP Number)
Jeffrey Haar
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 956-5240
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No.	112723 10 1	Page	2	of	6

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ — Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		53,808,460 SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,808,460 SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,808,460 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.7% OF THE OUTSTANDING SHARES OF COMMON STOCK

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	112723 10 1	Page	3	of	6

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ — Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,808,460 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

53,808,460 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,808,460 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.7% OF THE OUTSTANDING SHARES OF COMMON STOCK

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Explanatory Note
     This Amendment No. 5 amends and supplements the Schedule 13D filed on August 31, 2007 by Brookfield Asset Management Inc. (“Brookfield”) and Partners Limited (“Partners”), as amended by Amendment No. 1 to the Schedule 13D filed on November 9, 2007 by Brookfield and Partners, Amendment No. 2 to the Schedule 13D filed on December 21, 2007 by Brookfield and Partners, Amendment No. 3 to the Schedule 13D filed on December 17, 2009 by Brookfield and Partners and Amendment No. 4 to the Schedule 13D filed on January 12, 2010 by Brookfield and Partners (the “Statement”) relating to the common stock (“Common Stock”) of Brookfield Homes Corporation, a Delaware corporation (the “Company”).
     Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.
     Brookfield, through a wholly-owned United States subsidiary, owns 9,922,495 shares of 8% Convertible Stock, Series A (“Preferred Stock”) of the Company. On June 30, 2010, Brookfield received 1,204,001 shares of Common Stock as a semi-annual dividend paid on such shares of Preferred Stock. This Schedule 13D is being filed as a result of such dividend.

Item 5.	Interest in Securities of the Issuer.
(a)-(b)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 18,370,978 shares of the Company’s outstanding Common Stock. Assuming the full conversion of the Preferred Stock, each of the Reporting Persons may be deemed to be the beneficial owner of 53,808,460 shares of Common Stock. Such shares of Common Stock constitute approximately 82.7% of the issued and outstanding Common Stock on an as-converted basis based on the number of shares of Common Stock outstanding as of the date hereof, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. Brookfield may be deemed to have the sole power to vote or direct the vote of the Common Stock beneficially owned by it with respect to those matters described above or to dispose of such Common Stock. Brookfield may hold the Common Stock directly or in one or more wholly-owned subsidiaries. Partners may be deemed to have shared power (with Brookfield) to vote or direct the vote of the Common Stock beneficially owned by it with respect to those matters described above or to dispose of such Common Stock.

(c)	See Item 3 above.

(d)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Stock.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement, dated as of December 21, 2007, between Brookfield Asset Management Inc. and Partners Limited (incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D dated December 21, 2007 filed by Brookfield Asset Management Inc. and Partners Limited).

SIGNATURE
     After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.
Dated:  July 9, 2010

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Jeffrey Haar
	Name:	Jeffrey Haar
	Title:	Senior Vice President, Legal

PARTNERS LIMITED
By:	/s/ Loretta M. Corso
	Name:	Loretta M. Corso
	Title:	Secretary